SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to the Letter CVM/SEP/GEA-1/nº073/2014 of Feburary 12,2014, regarding news published in the newspaper O Estado de São Paulo on Feburary 12,2014, in the Economics and Business section, entitled "Eletrobras want to sell distribution companies", we hereby clarify our shareholders and the market in general as follows:

According to the Market Announcement disclosed on 02.11.2014, Eletrobras reaffirms that the presentation made to the Eletrobras Board of Directors by Banco Santander, concerning the restructuring of the distribution of energy companies controlled by Eletrobras had merely informative character of the progress of analyzes that are being developed by such Bank, engaged to assist the Company in the studies relating to that business, aimed to find alternatives to the best management model in the operational and value generation point of view. Thereby was not selected any alternative or approved any resolution regarding this subject, that resulted in the need for disclosure to the market.

In this sense, it is important to clarify that the studies of the Company distribution business are inherent to the activity of holding and these studies are in the process of gathering information, data formatting and analysis of all possible alternatives, considering the existing variables, including those related to regulatory standards that have not been edited, relating to the treatment to be given to the term of the concessions of the distribution of electric energy regarding Law 12.783/2013, and therefore, any  analyzes and information, including financial, regarding any alternative of reorganization are preliminaries. The matter treated in the Board of Directors meeting, as previously mentioned, had as its only objective to keep the Board updated on its progress. Thus, important to note that, due to certain modeling under study, the values mentioned in that matter are preliminary.

The Company will keep the market informed about the progress of the studies of the distribution business restructuring as well as the decision of the Eletrobras' Administration regarding this subject.

Rio de Janeiro, February 13th, 2014.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.